Astro-Med Industrial Park, 600 East Greenwich Avenue

West Warwick, RI 02893 • 401-828-4000 • FAX 401-822-0139

February 15, 2008

Mr. David Edgar

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Edgar:

I am in receipt of your correspondence of February 5th addressed to Albert W. Ondis, Astro-Med’s CEO, relative to the Company’s SEC filings of Form 10-K for Fiscal Year ended January 31, 2007 and Form 10-Q for the Quarter ended November 3, 2007, (File No. 000-13200). Your letter requests a response from management on two sections of the Company’s financial statements from Form 10-Q for the Fiscal Quarter ended November 3, 2007. Specifically, the themes are:

(a) Revenue Recognition, page 6

(b) Results of Company’s Operations, page 6 “one time tax adjustments”

We are most willing to respond to your comments; however, we seek to delay our submission until March 21st. At present, Astro-Med’s finance organization is deeply involved in closing the books and reporting on the financial results for the Company’s 4th Quarter and Fiscal Year-end, January 31, 2008. These year-end activities include a broad range of activities including: the preparation and issuance of financial statements, experiencing a year-end outside audit, participating in an Audit Committee meeting, holding a Financial Analysts conference call, as well as timely filing of the Company’s Form 8-K and 10-K documents. We seek this delay in order to allocate the appropriate time for a thorough explanation of themes cited.

We certainly hope you will view our request favorably and approve the revised time table.

Sincerely,

/s/ Joseph P. O’Connell

Joseph P. O’Connell

Sr. Vice President & CFO

Astro-Med, Inc.

JPO/ld

cc: A. W. Ondis